Report Regarding Subsidiary Inclusion

Woori Finance Research Institute Co., Ltd. (“Woori Finance Research Institute”) has been included as a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori”) as of October 9, 2012.

Key Details:

•	Name of Company: Woori Finance Research Institute Co., Ltd.

•	Business Type: Research, management consulting, and management and sales of intellectual property rights

•	Summary Financial Information of Woori Finance Research Institute (as of October 9, 2012)

(unit: Won in millions)

Total Assets	Total Liabilities	Shareholder’s Equity	Capital
3,000	0	3,000	3,000

•	Shareholding of Woori in Woori Finance Research Institute: 600,000 shares (100% of total shares)

•	Acquisition Price of Woori Finance Research Institute: Won 3,000 million (0.02% of total assets of Woori)

•	Reason for Inclusion: New establishment

•	Date of Inclusion: October 9, 2012

•	Date of Related Resolution of the Board of Directors of Woori: August 23, 2012

•	Number of first-tier subsidiaries of Woori before inclusion of Woori Finance Research Institute: 11

•	Number of first-tier subsidiaries of Woori after inclusion of Woori Finance Research Institute: 12